Exhibit 1
FOR IMMEDIATE RELEASE
November 7, 2005
Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director.
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp
Announcement of Tender Offer
     Nissin Co., Ltd. (the “Company”) hereby announces that on November 7, 2005, its board of directors has resolved to acquire shares of APREK CO., LTD. (JASDAQ listing: 8489) through a cash tender offer, as described below.
1. Objective
     The Company resolved to undertake a tender offer for APREK CO., LTD. (the “Target Corporation”) on November 7, 2005.
     The Company, listed on the First Section of the Tokyo Stock Exchange, provides comprehensive financing services to owners of Small- and Medium-sized Enterprises (“SMEs”), serving as a one-stop solution services for a variety of financial needs of SMEs including leasing, real estate and securities through its group subsidiaries and financing operations.
     The Target Corporation provides financing for business funds primarily to SMEs and sole proprietors. It operates in the Kyushu region and is listed on the JASDAQ Securities Exchange, Inc.
     Since both the Company and the Target Corporation are targeting mainly SMEs, it is anticipated this offer will bring enormous synergy to both companies, by providing real estate related services, corporate revitalization related services, and venture enterprises support services, to the Target Corporation’s customers in Kyusyu region, which has high potential for growth. The synergy stated above will enhance further corporate value of both companies.
     The Company will pursue an amicable cash tender offer with the approval of the Target Corporation’s board of directors, aiming to generate the synergy and raise the corporate value described above.
     On November 7, 2005, the Target Corporation’s board of directors adopted a resolution approving this tender offer. Furthermore, the offer of 2,629,000 shares by Kazumasa Omatsu, Representative Director and the largest shareholder of the Target Corporation, and Toshio Omatsu and Miyoko Omatsu has been agreed upon, and the offer of an additional 500,000 shares owned by two other directors of The Target Corporation (Masao Hatada and Terutoshi Omatsu) is expected to be agreed upon.
     Following the takeover, we are planning to dispatch the Company’s officers to the target corporation and to develop business operations in a spirit of close cooperation with the target corporation.
2. Outline of Tender Offer
(1)	Basic Information of Target Corporation

(1) Name	APREK CO., LTD.
(2) Businesses	business financing for small- and medium-size companies
(3) Date of Establishment	March 1,1974.
(4) Head Office	3-3-31 Bashaku, Kokura-Kita-ku, Kita Kyushu City, Fukuoka Prefecture
(5) Representative	Kazumasa Omatsu Representative Director, President.
(6) Capital Amount	482,900,000 yen (As of March 31, 2005)
(7) Major Shareholders and Shareholdings (As of March 31, 2005)

Kazumasa Omatsu	36.6%
Toshio Omatsu	16.5%
Masao Hatada	9.1%
Terutoshi Omatsu	6.7%
Aprek Employee Stockholder Association	2.3%
ELSA Japan Inc.	2.2%
The Bank of Fukuoka, Ltd.	2.1%
Miyoko Omatsu	1.6%
Fukuoka Hibiki Credit Association	1.4%
Kiyoko Takayanagi	1.0%

(8) Relationship with the Company and the Target Corporation	There is no relevant data.

(2)	Class of Target Shares to be Acquired by Tender Offer: Common Stock

(3)	Period of Tender Offer
November 8, 2005 (Tuesday) through November 28, 2005 (Monday)

(4)	Tender Offer Price 450 yen per share

(5)	Basis of Calculation of Tender Offer Price
Tender offer price (450 yen) is calculated on the basis of an approximately 22% premium added to the average closing price (370 yen) of the Target Corporation on JASDAQ for the three months ended November 4, 2005.
(6)	Number of Shares to be Purchased: at least 3,027,000 shares
Note:	In the case that the amount of subscribed shares to this offer does not run up to the number of shares to be purchased, the Company will not purchase all the shares subscribed for to this offer.
In the case that the amount of subscribed shares to this offer exceeds the number of shares to be purchased, the Company will purchase all the shares subscribed for to this offer.

(7)	Change in Ownership of Shares

Number of shares owned prior to the acquisition.	0 shares (ownership ratio 0.0%)
Number of shares owned following the acquisition.	3,027,000 shares (ownership ratio 62.09%)
Note:	The number of shares owned following the acquisition represents the total number of shares if a minimum 3,027,000 shares of the tender offer are acquired. The total number of The Target Corporation shares issued is 4,875,000 (as of March 31, 2005)
The Company will own 67.01% of the Target Corporation’s voting shares (Amount of voting rights: 4517. as of March 31, 2005) after the acquisition.

(8)	Date of Public Notice of Tender Offer: November 8, 2005.

(9)	Tender Offer Agent: Nikko Cordial Securities Inc.

(10)	Funds Required for Purchase: Approximately ¥1,401 million
Note: This is the estimated amount if 3,027,000 shares to be acquired are purchased at the acquisition price.
3.	Agreement with Target Corporation on Tender Offer

The approval of the Target Corporation’s board of directors has been obtained for this tender offer. In addition, the Company agreed with the Target Corporation on this tender offer November 7, 2005.

4.	Future Prospects
     In the event that this tender offer is consummated, it is anticipated that the target corporation will become a consolidated subsidiary of the Company, that this will have a minor affect on the consolidated results for the March 2006 period, and that the target corporation will continue to maintain its listing on the JASDAQ Securities Exchange.
Certain other condition on purchase
     This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefor. The tender offer is not being made, directly or indirectly, in or into, or by the use of the mails of, or any other means or instrumentality of interstate or foreign commerce (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and Internet communications) of, or of any facility of a national securities exchange of, the United States of America. Accordingly, copies of this press release and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported acceptance of the Tender Offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted. No indications of interest in the Tender Offer are sought by this press release.
     The release, publication or distribution of this press release in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this press release is released, published or distributed should inform themselves about and observe such restrictions. Receipt of this press release will not constitute an offer in those jurisdictions in which it would be illegal to make the Tender Offer and in such circumstances it will be deemed to have been sent for information purposes only.